CUSIP No: 988740106

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2.

(Amendment No.  )*

YXT.COM GROUP HOLDING LIMITED
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

988740106**

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**There is no CUSIP assigned to the Class A ordinary shares, par value US$0.0001 per share. CUSIP number 988740106 applies to the American Depositary Shares (“ADSs”) of the Company, which are quoted on the Nasdaq Stock Market under the symbol “YXT”. Each ADS represents three (3) Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 988740106

(1)	Names of Reporting Persons SIG China Investments Master Fund IV, LLLP

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 11,247,235 (1)(2)

(6) Shared Voting Power 11,247,235 (1)(2)

(7) Sole Dispositive Power 11,247,235 (1)(2)

(8) Shared Dispositive Power 11,247,235 (1)(2)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 11,247,235 (1)(2)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 6.9%

(12)	Type of Reporting Person (See Instructions) PN

(1) SIG China Investments Master Fund IV, LLLP, Heights Capital Management, Inc., and SIG Asia Investment, LLLP may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(2) SIG Asia Investment, LLLP is the investment manager to SIG China Investments Master Fund IV, LLLP, and as such may exercise voting and dispositive power over these shares. Heights Capital Management, Inc. is the investment manager to SIG Asia Investment, LLLP and as such may exercise voting and dispositive power over these shares.

CUSIP No: 988740106

(1)	Names of Reporting Persons SIG Asia Investment, LLLP

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0 (1)(2)

(6) Shared Voting Power 11,247,235 (1)(2)

(7) Sole Dispositive Power 0 (1)(2)

(8) Shared Dispositive Power 11,247,235 (1)(2)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 11,247,235 (1)(2)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 6.9%

(12)	Type of Reporting Person (See Instructions) PN

(1) SIG China Investments Master Fund IV, LLLP, Heights Capital Management, Inc., and SIG Asia Investment, LLLP may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(2) SIG Asia Investment, LLLP is the investment manager to SIG China Investments Master Fund IV, LLLP, and as such may exercise voting and dispositive power over these shares. Heights Capital Management, Inc. is the investment manager to SIG Asia Investment, LLLP and as such may exercise voting and dispositive power over these shares.

CUSIP No: 988740106

(1)	Names of Reporting Persons Heights Capital Management, Inc.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0 (1)(2)

(6) Shared Voting Power 11,247,235 (1)(2)

(7) Sole Dispositive Power 0 (1)(2)

(8) Shared Dispositive Power 11,247,235 (1)(2)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 11,247,235 (1)(2)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 6.9%

(12)	Type of Reporting Person (See Instructions) CO

(1) SIG China Investments Master Fund IV, LLLP, Heights Capital Management, Inc., and SIG Asia Investment, LLLP may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(2) SIG Asia Investment, LLLP is the investment manager to SIG China Investments Master Fund IV, LLLP, and as such may exercise voting and dispositive power over these shares. Heights Capital Management, Inc. is the investment manager to SIG Asia Investment, LLLP and as such may exercise voting and dispositive power over these shares.

CUSIP No: 988740106

Item 1.

(a)	Name of Issuer YXT.COM Group Holdings Limited (the “Company”)
(b)	Address of Issuer’s Principal Executive Offices Room 501-502, No. 78 East Jinshan Road Huqiu District, Suzhou Jiangsu, 215011, People’s Republic of China

Item 2(a).

Name of Person Filing

This statement is filed by the entities listed below, who are collectively referred to herein as “Reporting Persons” with respect to the Class A ordinary shares, par value $0.0001 per share, of the Company (the “Shares”).

(i)         SIG China Investments Master Fund IV, LLLP

(ii)        SIG Asia Investment, LLLP

(iii)       Heights Capital Management, Inc.

Item 2(b).

Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of SIG China Investments Master Fund IV, LLLP and SIG Asia Investment, LLLP is:

251 Little Falls Drive

Wilmington, DE 19808

The address of the principal business office of Heights Capital Management, Inc. is:

101 California Street, Suite 3250

San Francisco, California 94111

Item 2(c).	Citizenship Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d).	Title of Class of Securities Class A ordinary shares, par value $0.0001 per share
Item 2(e)

CUSIP Number

There is no CUSIP assigned to the Shares. CUSIP number 988740106 applies to the American Depositary Shares (“ADSs”) of the Company, which are quoted on the Nasdaq Stock Market under the symbol “YXT”. Each ADS represents three (3) Shares.

CUSIP No: 988740106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with rule 13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The Company’s Prospectus (dated August 15, 2024, Registration No. 333-280772), filed on August 16, 2024, indicates there were 163,294,773 Shares outstanding following the completion of the offering described therein.

SIG Asia Investment, LLLP, which serves as the investment manager to SIG China Investments Master Fund IV, LLLP, may be deemed to be the beneficial owner of all Shares owned by SIG China Investments Master Fund IV, LLLP. Heights Capital Management, Inc., which serves as the investment manager to SIG Asia Investment, LLLP, may be deemed to be the beneficial owner of all Shares owned by SIG China Investments Master Fund IV, LLLP. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

CUSIP No: 988740106

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

CUSIP No: 988740106

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: November 14, 2024

SIG China Investments Master Fund IV, LLLP

By:	SIG Asia Investment, LLLP,
pursuant to a Limited Power of Attorney, a copy of which is attached as Exhibit I hereto

By:	Heights Capital Management, Inc.,
Pursuant to a Limited Power of Attorney, a copy of which is attached as Exhibit II hereto

By:	/s/ Michael Spolan
Name:	Michael Spolan
Title:	General Counsel

SIG Asia Investment, LLLP

By:	Heights Capital Management, Inc.,
Pursuant to a Limited Power of Attorney, a copy of which is attached as Exhibit II hereto

By:	/s/ Michael Spolan
Name:	Michael Spolan
Title:	General Counsel

Heights Capital Management, Inc.

By:	/s/ Michael Spolan
Name:	Michael Spolan
Title:	General Counsel

CUSIP No: 988740106

EXHIBIT INDEX

Exhibit	Description

I	Limited Power of Attorney for SIG China Investments Master Fund IV, LLLP
II	Limited Power of Attorney for SIG Asia Investment, LLLP
III	Joint Filing Agreement

CUSIP No: 988740106

EXHIBIT I

LIMITED POWER OF ATTORNEY

THIS LIMITED POWER OF ATTORNEY given on the 2nd day of January, 2015 by SIG China Investments Master Fund IV, LLLP (hereinafter called “the Company”), whose Registered Office is situated at 1201 N. Orange Street – Suite 715, Wilmington, DE 19801.

WHEREAS, by agreement dated January 2, 2015, by and between the Company and SIG Asia Investment, LLLP, the Company expressly authorized SIG Asia Investment, LLLP to enter into transactions in certain designated areas as defined in the Discretionary Investment Management Agreement attached hereto marked “Appendix l.”

NOW THIS DEED WITNESSETH that Brian Sullivan (Treasurer of the general partner of the Company) hereby appoints on behalf of the Company the firm of SIG ASIA INVESTMENT, LLLP, which through its officers, directors and employees is hereby formally granted limited power of attorney for the purpose of entering into transactions on behalf and for the account of the Company; and to take all actions on behalf of the Company as may be necessary to consummate such transactions, including but not limited to making, negotiating; signing, endorsing, executing, acknowledging and delivering in the name of the Company all applications, contracts, agreements, notes, statements, certificates, proxies and any other instruments of whatever kind and nature as may be necessary or proper in connection with the entering into of such transactions, instructing the transfer of funds where necessary with respect to such transactions, and performing all of the services specified under the Discretionary Investment Management Agreement with respect to such transactions.

IN WITNESS WHEREOF, the Company has caused its common seal to be hereunto affixed the day and year above written.

THE COMMON SEAL OF	SIG China Investments Master Fund IV, LLLP
SIG CHINA INVESTMENTS	By:	SIG China Investments GP, LLC
MASTER FUND III, LLLP	its	general partner

	By:	/s/ Brian Sullivan
Brian Sullivan, Treasurer

was hereunto affixed in the presence of:

CUSIP No: 988740106

EXHIBIT II

LIMITED POWER OF ATTORNEY

THIS LIMITED POWER OF ATTORNEY given on the 25th day of January, 2017 by SIG Asia Investment, LLLP (hereinafter called "the Company"), whose Registered Office is situated at 1201 N. Orange Street – Suite 715, Wilmington, DE 19801.

WHEREAS, by agreement dated January 25, 2017, by and between the Company and Heights Capital Management, Inc., the Company expressly authorized Heights Capital Management, Inc. to enter into transactions in certain designated areas as defined in the Amended and Restated Discretionary Investment Management Agreement attached hereto marked "Appendix 1."

NOW THIS DEED WITNESSETH that Brian Sullivan (Treasurer of the Company) hereby appoints on behalf of the Company the firm of HEIGHTS CAPITAL MANAGEMENT, INC., which through its officers, directors and employees is hereby formally granted limited power of attorney for the purpose of entering into transactions on behalf and for the account of the Company and to take all actions on behalf of the Company as may be necessary to consummate such transactions, including but not limited to making, negotiating, signing, endorsing, executing, acknowledging and delivering in the name of the Company all applications, contracts, agreements, notes, statements, certificates, proxies and any other instruments of whatever kind and nature as may be necessary or proper in connection with the entering into of such transactions, instructing the transfer of funds where necessary with respect to such transactions, and performing all of the services specified under the Amended and Restated Discretionary Investment Management Agreement with respect to such transactions.

IN WITNESS WHEREOF, the Company has caused this Limited Power of Attorney has been duly executed this 25th day of January, 2017.

SIG ASIA INVESTMENT, LLLP

By:	/s/ Brian Sullivan
Brian Sullivan, Treasurer

CUSIP No: 988740106

EXHIBIT III

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A ordinary shares of YXT.COM Group Holding Limited, par value $0.0001 per share, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  November 14, 2024

SIG China Investments Master Fund IV, LLLP

By:	SIG Asia Investment, LLLP,
pursuant to a Limited Power of Attorney

By:	Heights Capital Management, Inc.,
Pursuant to a Limited Power of Attorney

By:	/s/ Michael Spolan
Name:	Michael Spolan
Title:	General Counsel

SIG Asia Investment, LLLP

By:	Heights Capital Management, Inc.,
Pursuant to a Limited Power of Attorney

By:	/s/ Michael Spolan
Name:	Michael Spolan
Title:	General Counsel

Heights Capital Management, Inc.

By:	/s/ Michael Spolan
Name:	Michael Spolan
Title:	General Counsel